UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2026

Azul Announces Outlook for 2026

São Paulo, March 27, 2026 - Azul S.A., “Azul”, (B3: AZUL53; OTC: AZLUY), the largest airline in Brazil by number of cities served, hereby informs its shareholders and the market of its expectations for the year 2026, following the successful completion of its Chapter 11 restructuring process.

The Company reiterates that the measures implemented materially enhance its capital structure, reduce structural costs, and strengthen long-term financial sustainability.

Recurring Savings Generated by the Restructuring

As a result of the restructuring, Azul expects to achieve significant and recurring reductions in its financial and leasing expenses beginning in 2026:

Reduction in Interest Payments

The Company estimates that annual interest expenses in 2026 will be more than 50% lower compared to pre-restructuring projections. This reduction reflects the substantial improvement in Azul’s capital structure, including the renegotiation and simplification of its debt profile. Lower interest costs will meaningfully strengthen the Company’s cash flow and support long-term deleveraging.

Reduction in Aircraft Leasing Expenses

Azul also expects a reduction of approximately one third in recurring aircraft leasing expenses in 2026 compared to pre-restructuring estimates. This improvement is primarily driven by the renegotiation of lease terms and the optimization of the Company’s fleet composition.

Combined, these initiatives represent an estimated R$ 2.2 billion in recurring annual savings, providing Azul with a materially stronger and more predictable cash flow profile. These improvements reinforce the Company’s financial resilience and its ability to invest sustainably in its long-term strategic priorities.

Capacity Outlook for 2026

Consistent with the business plan approved during our restructuring process, Azul is taking a disciplined approach to capacity growth to maximize profitability and cash generation. For 2Q26, we currently expect a 1% reduction in domestic capacity year-over-year. This adjustment reflects our continued focus on operational efficiency, margin protection, and the responsible allocation of resources.

All other projections contained in other materials are no longer valid. The Company also informs that, on this date, the projections previously disclosed in other materials and in its Reference Form are also being discontinued.

Projections and outlooks for the future are based on the opinions and estimates of management on the date on which such statements are made and constitute mere forecasts and are not guarantees of future performance. Due to the risks and uncertainties inherent in the market in which the Company is positioned, the current economic scenario, the effects of future regulations and competition, results may differ considerably from those forecast in these projections.

Azul will keep investors and the general market updated on relevant information related to matters covered by this Material Fact.

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Material Fact March | 2026

About Azul

Azul S.A. (B3: AZUL53; OTC: AZLUY), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact:

Investor Relations

Tel: +55 11 4831 2880
invest@voeazul.com.br

Media Relations
Tel: +55 11 4831 1245
imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 27, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer